                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the First Half Year ended July 31, 1998

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___X__                                      No _____

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)

                                     [LOGO]

                                   MICRO FOCUS (R)
 -------------------------------------------------------------------------------
                             FIRST HALF REPORT 1999

                             LETTER TO SHAREHOLDERS

Dear Micro Focus shareholder:

I am pleased to report Micro Focus' results for the first half ended July 31 1998, announced on August 19 1998, show a 35% revenue increase to $97,017,000 compared with $71,711,000 for the comparable prior year period. Net income increased 112% to $10,446,000 and diluted earnings of $0.12 per ordinary share were double earnings per ordinary share of $0.06 in the comparable prior year period. Earnings of $0.62 per American Depositary Share ("ADS") were also double the $0.30 in the first half of the prior year. The results of Micro Focus Italia, s.r.l. which was acquired in May 1998, have been included in the current period from the date of acquisition.

Our UK GAAP results show turnover for the first half increased 42% to GBP 58,642,000, from GBP 41,349,000 in the first half of the prior year. Profit after taxation grew 96% to GBP 6,788,000 versus GBP 3,465,000 for the first half of the prior year. Diluted earnings per share were 8.3 pence compared with 4.5 pence for the first half of the prior year. Revenue for the second quarter increased 29% to GBP 29,273,000 from GBP 22,774,000 for the same period last year. Profit after taxation grew 61% to GBP 3,357,000 versus GBP 2,088,000 in last year's second quarter. Diluted earnings per share were 4.1 pence in the current quarter compared with 2.7 pence for the second quarter of the prior year.

Summary financial results are as follows:

------------------------------------------------------------------------------------------------------------------------
                                                              U.S. Dollars, U.S. GAAP              GB Pounds, U.K. GAAP
Six months ended July 31                                             1998         1997                 1998        1997
------------------------------------------------------------------------------------------------------------------------
Net revenue                                                        $97.0m       $71.7m             GBP58.6m    GBP41.3m
Net income                                                          10.4m         4.9m                 6.8m        3.5m
Earnings per share:          basic                                  $0.13        $0.06                 8.5p        4.5p
                             diluted                                $0.12        $0.06                 8.3p        4.5p
                             diluted - ADS equivalent               $0.62        $0.30                   -           -
-------------------------------------------------------------------------------------------------------------------------

I am pleased with our continuing strong operating performance whilst we made significant progress on our key strategic objectives. During the second quarter of this year we undertook a major restructuring of our North American field organization, launched more products than in any other comparable period in the Company's history, completed the acquisition of our distributor in Italy, and announced our intention to acquire INTERSOLV, Inc. In addition, we delivered a particularly strong performance in our international markets. The doubling of profits over last year's first half again confirms Micro Focus' ability to grow our base business profitably whilst continuing to pursue additional growth through strategic acquisitions.

This performance reflects a balance of contributions from our consulting business, our distributed computing segment and our application transformation business. We also generated a strong cash surplus during the period, and finished the half with $95.8 million in cash, an $11 million increase in a period in which we acquired our Italian distributor for $4 million.

Your Board is confident about the prospects of the Group and the benefits to be obtained from the merger with INTERSOLV and looks forward to continued growth in the merged group's business.


/s/ Martin Waters

Martin Waters
President and Chief Executive Officer
September 11 1998


As a foreign private issuer in the United States, Micro Focus is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, in the interest of serving our U.S. shareholders in a manner consistent with other U.S. investments, beginning in June 1997, the Company began to furnish to the SEC on a voluntary basis quarterly reports on Form 6-K which include the Company's results for the applicable quarter in a format similar to that of a Form 10-Q. The Company invites its UK shareholders to review these materials as well, which may be obtained from the SEC website located at http://www.sec.gov.



The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This first half report contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, the ability of the Company to effectively manage its costs against uncertain revenue expectations and the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 20-F for the fiscal year ended January 31 1998, and the Company's quarterly report on Form 6-K for the quarter ended April 30 1998, each as filed with the SEC, as they may be updated or amended with future filings.

                       MICRO FOCUS(R)  FIRST HALF REPORT 1999
--------------------------------------------------------------------------------
                       FINANCIAL STATEMENTS (IN UK FORMAT)


CONSOLIDATED PROFIT AND LOSS ACCOUNT

 ................................................................................................................................

                                                        Three months   Three months    Six months   Six months             Year
                                                               ended          ended         ended        ended            ended
                                                        July 31 1998   July 31 1997  July 31 1998  July 31 1997  January 31 1998
                                                         (unaudited)    (unaudited)   (unaudited)   (unaudited)
                                                            GBP'000        GBP'000        GBP'000       GBP'000          GBP'000
---------------------------------------------------------------------------------------------------------------------------------
Revenue
    Product revenue                                           18,072       14,007          35,886        24,106           60,480
    Maintenance revenue                                        7,841        6,552          15,711        13,845           28,233
    Service revenue                                            3,360        2,215           7,045         3,398            8,302
---------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                 29,273       22,774          58,642        41,349           97,015
---------------------------------------------------------------------------------------------------------------------------------
Cost of revenue
    Cost of product revenue                                    1,136        1,433           2,414         2,917            6,990
    Cost of maintenance revenue                                2,403        2,047           4,480         3,336            6,984
    Cost of service revenue                                    2,877        1,728           5,440         3,488            8,861
---------------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                          6,416        5,208          12,334         9,741           22,835
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                  22,857       17,566          46,308        31,608           74,180
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses
    Research and development                                   5,142        4,711          10,207        9,448            19,679
    Sales and marketing                                       11,028        8,648          22,632       15,254            35,289
    General and  administrative                                2,425        1,777           4,725        2,919             6,476
 .................................................................................................................................
Total operating expenses                                      18,595       15,136          37,564       27,621            61,444
---------------------------------------------------------------------------------------------------------------------------------
Operating profit                                               4,262        2,430           8,744        3,987            12,736
Interest income, net                                             712          686           1,313        1,184             2,481
 .................................................................................................................................
Profit before taxation                                         4,974        3,116           10,057       5,171            15,217
Taxation   (note 4)                                           (1,617)      (1,028)         (3,269)     (1,706)            (4,791)
---------------------------------------------------------------------------------------------------------------------------------
Profit for the period after taxation                           3,357        2,088            6,788       3,465            10,426
---------------------------------------------------------------------------------------------------------------------------------
Earnings per share: basic                                       4.2p         2.7p             8.5p        4.5p            13.6p
Earnings per share: diluted                                     4.1p         2.7p             8.3p        4.5p            13.0p
---------------------------------------------------------------------------------------------------------------------------------

Note:
Earnings  per share data for all periods  presented above reflects the 5-for-1 sub-division of the Company's ordinary shares, which took effect as at the close of business on March 13, 1998.


CONSOLIDATED CASH FLOW STATEMENT

 ...............................................................................................................................
                                                                                           Six months   Six months  Year ended
                                                                                                ended        ended  January 31
                                                                                         July 31 1998 July 31 1997        1998
                                                                                          (unaudited)  (unaudited)
                                                                                              GBP'000      GBP'000     GBP'000
-------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                 8,744       3,987      12,736
    Depreciation of fixed assets                                                                 2,554       2,144       4,534
    Amortisation of software product assets and other intangibles                                3,588       3,826       7,765
    Changes in operating assets and liabilities                                                (1,812)     (1,972)     (7,268)
 ...............................................................................................................................
Net cash inflow from operating activities                                                       13,074       7,985      17,767
Returns on investments and servicing of finance                                                  1,313       1,160       2,449
Taxation                                                                                         (444)       (209)       (861)
Capital expenditure and financial investment                                                   (5,656)     (5,943)    (12,756)
Acquisitions and disposals                                                                     (3,018)     (1,925)     (1,039)
-------------------------------------------------------------------------------------------------------------------------------
Cash inflow before use of liquid resources and financing                                        5,269       1,068       5,560
Management of liquid resources                                                                     (2)       (833)        942
Net cash inflow from financing                                                                  2,038         730       1,517
-------------------------------------------------------------------------------------------------------------------------------
Increase in cash                                                                                 7,305         965       8,019
-------------------------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net funds
-------------------------------------------------------------------------------------------------------------------------------
Increase in cash, as above                                                                       7,305         965       8,019
Cash outflow from increase in liquid resources                                                       2         833       (942)
-------------------------------------------------------------------------------------------------------------------------------
Change in cash resulting from cash flows                                                         7,307       1,798       7,077
Currency translation difference                                                                   (399)       (871)     (1,226)
-------------------------------------------------------------------------------------------------------------------------------
Movement in cash during the period                                                               6,908         927       5,851
Net funds at beginning of period                                                                50,493      44,642      44,642
-------------------------------------------------------------------------------------------------------------------------------
Net funds at end of period                                                                      57,401      45,569      50,493
-------------------------------------------------------------------------------------------------------------------------------

                       MICRO FOCUS(R)  FIRST HALF REPORT 1999
--------------------------------------------------------------------------------
                       FINANCIAL STATEMENTS (IN UK FORMAT)


CONSOLIDATED BALANCE SHEET

 ...............................................................................................................................
                                                                                         July 31 1998  January 31  July 31 1997
                                                                                           (unaudited)       1998   (unaudited)
                                                                                              GBP'000     GBP'000      GBP'000
-------------------------------------------------------------------------------------------------------------------------------
Fixed assets
-------------------------------------------------------------------------------------------------------------------------------
    Intangible fixed assets                                                                     14,076      12,394      13,488
    Tangible fixed assets                                                                       24,615      23,836      21,317
    Investment in own shares (note 6)                                                            4,682       4,886       5,188
-------------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                              43,373      41,116      39,993
-------------------------------------------------------------------------------------------------------------------------------
Current assets
    Stock                                                                                          273         317         419
    Trade debtors                                                                               24,080      29,145      16,329
    Other debtors and prepaid expenses                                                           3,704       1,728       1,256
    Cash and bank deposits and short term investments                                           58,441      51,518      46,646
 ...............................................................................................................................
Total current assets                                                                            86,498      82,708      64,650
 ...............................................................................................................................
Creditors: amounts falling due within one year
    Bank loans                                                                                   1,024       1,007         994
    Trade creditors                                                                              3,967       4,241       3,774
    Accrued employee compensation and commissions                                                4,884       7,481       4,289
    Current corporation tax                                                                      9,252       6,428       4,060
    Accrued expenses and other current liabilities                                               8,472       7,326       5,552
    Deferred revenue                                                                            16,545      20,030      17,491
-------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                       44,144      46,513      36,160
-------------------------------------------------------------------------------------------------------------------------------
Net current assets                                                                              42,354      36,195      28,490
-------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                           85,727      77,311      68,483
Creditors: amounts falling due after more than one year                                            -          12          14
Provision for liabilities and charges: deferred taxation                                         6,408       6,407       6,240
-------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                      79,319      70,892      62,229
-------------------------------------------------------------------------------------------------------------------------------
Capital and reserves
    Called up share capital                                                                      1,685       1,588       1,541
    Share premium and other reserves                                                            32,137      30,196      20,777
    Profit and loss account  (note 7)                                                           45,497      39,108      39,911
-------------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                       79,319      70,892      62,229
-------------------------------------------------------------------------------------------------------------------------------

NOTES

1.  BASIS OF PREPARATION

The basis of preparation of the financial information in this statement is set out on page 4.

2.  TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in currencies other than GB pounds are translated at exchange rates ruling at the balance sheet date. Revenues, costs and expenses are translated using average rates. The relevant GB pound to US dollar rates are as follows:

 ....................................................................
                                   July 31   January 31      July 31
                                      1998         1998         1997
--------------------------------------------------------------------
Closing rates:           GPB 1=      $1.64        $1.64       $1.63
Average rates (approx):  GBP 1=      $1.65        $1.64       $1.34
--------------------------------------------------------------------

3.  RESEARCH AND DEVELOPMENT

Research and development costs are stated after capitalizing GBP 2,879,000 (1998: GBP 2,818,000) of current costs as software product assets in compliance with SFAS 86 (the US standard on accounting for software product costs) and after charging amortization of software product assets amounting to GBP 3,452,000 (1998: GBP 3,826,000).

4.  TAXATION

The charge for taxation includes the following:

 ......................................................
                     July 31   January 31     July 31
                        1998         1998        1997
                     GBP'000      GBP'000     GBP'000
------------------------------------------------------
UK taxation            1,620        3,163       1,126
Overseas taxation      1,649        1,628         580
------------------------------------------------------
                       3,269        4,791       1,706
------------------------------------------------------

5.  DIVIDENDS

Following established Micro Focus policy the Directors do not intend to recommend payment of a dividend.

6.  INVESTMENT IN OWN SHARES

Investment in own shares represents shares held by an Employee Benefit Trust which has been established to encourage ownership of Micro Focus shares by its employees. The shares are valued at cost.

7.  PROFIT AND LOSS ACCOUNT

 ..............................................................
Six months ended July 31                     1998        1997
                                          GBP'000     GBP'000
--------------------------------------------------------------
Brought forward                            39,108      41,536
Profit after taxation                       6,788       3,465
Goodwill acquired                               -     (4,157)
Currency translation                        (399)       (933)
--------------------------------------------------------------
                                           45,497      39,911
--------------------------------------------------------------

                      MICRO FOCUS(R)  FIRST HALF REPORT 1999
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS - BASIS OF PREPARATION

For the benefit of U.K. and U.S. based shareholders, the financial statements are presented separately in U.K. and U.S. formats.

These financial statements have been prepared in accordance with both U.K. and U.S. generally accepted accounting principles on the basis of the accounting policies set out in the 1998 Annual Report, except - in the case of the U.K. format statements - for the change in accounting policy resulting from the implementation of FRS 10 - "Goodwill and Intangible Assets", and should be read in conjunction with the financial results contained therein. The taxation charge is calculated by applying the directors' best estimate of the annual tax rate to the profit for the period. Other expenses are accrued in accordance with the same principles used in the preparation of the annual financial statements.

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. The figures for the year ended January 31 1998 are based on the audited financial statements which have been filed with the U.K. Registrar of Companies; the auditors' reports on both the U.K. and U.S. financial statements for the year ended January 31 1998 were unqualified.

--------------------------------------------------------------------------------

REPORT OF THE AUDITORS TO MICRO FOCUS GROUP PLC

We have reviewed the interim financial information set out on pages 2 and 3 in respect of the six months ended July 31 1998, which is the responsibility of, and has been approved by, the directors. Our responsibility is to report on the results of our review.

Our review was carried out having regard to the Bulletin, "Review of interim financial information", issued by the Auditing Practices Board. This review consisted principally of obtaining an understanding of the process for the preparation of the interim financial information, applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied, and making enquiries of the group's management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and verification of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with Auditing Standards. Accordingly we do not express an audit opinion on the interim financial information.

On the basis of our review:

- we are not aware of any material modifications that should be made to the interim financial information as presented; and

- in our opinion the interim financial information has been prepared using accounting policies consistent with those adopted by Micro Focus Group Plc in its financial statements for the year ended January 31 1998, except for the change in accounting policy following adoption of FRS 10, as disclosed above.

Ernst & Young
Reading, England
September 11 1998

--------------------------------------------------------------------------------

COMPANY INFORMATION

Registered Office and Shareholder Enquiries
--------------------------------------------
Micro Focus Group Plc
The Lawn, 22-30 Old Bath Road,
Newbury, Berkshire, RG14 1QN, U.K.
Telephone: (01635) 32646

Registrars and Transfer Office
-----------------------------
Lloyds Bank  Registrars,  The Causeway,
Worthing, West Sussex, BN99 6DA, U.K.

Stock Market symbols
--------------------
The Company's ordinary shares are listed on the London Stock Exchange under the symbol MICF.

The Company's American Depositary Shares ("ADSs") are listed on the NASDAQ National Market System under the symbol MIFGY.

Stockbrokers
------------
SBC Warburg, 1 Finsbury Avenue,
London EC2M 2PA, U.K.

ADS Depositary
--------------
Bank of New York, 101 Barclay Street,
22nd Floor, New York, NY 10286, U.S.A

Micro Focus Worldwide Web site:
------------------------------
http:\\www.microfocus.com

--------------------------------------------------------------------------------

REGIONAL OFFICES

U.S.A
-----
Micro Focus Inc.
701 East Middlefield Road
Mountain View, CA 94303
Tel:  (+1) (650) 938 3700
Fax: (+1) (650) 404 7414

Micro Focus Inc. (Philadelphia)
500 East Swedesford Road, 2nd Floor
Wayne, PA 19087
Tel:  (+1) (610) 263 3400
Fax: (+1) (610) 263 3700

Micro Focus Inc. (New York)
2 Wall Street, 7th Floor
New York, NY 10005
Tel:  (+1) (212) 312 2200
Fax:  (+1) (212) 312 2222

CANADA
------
Micro Focus (Canada) Ltd
3 Robert Speck Parkway
Mississauga, Ontario L4Z 2G5
Tel:  (+1) (905) 306 7280
Fax::  (+1) (905) 306 7530

U.K.
----
Micro Focus Ltd.
The Lawn, 22-30 Old Bath Road,
Newbury, Berkshire, RG14 1QN
Tel:  (+44) 1635 32646
Fax:  (+44) 1635 33966

Japan
-----
Micro Focus Japan Ltd
Nishiazabu Mitsui Building 4F,
4-17-30 Nishiazabu,
Minato-Ku, Tokyo 106
Tel:  (+81) 3 3486 7791
Fax: (+81) 3 3486 5055

Germany
-------
Micro Focus GmbH
Am Moosfeld 11, 81829 Munchen
Tel:  (+49) 89 42094-0
Fax: (+49) 89 42094-211

France
------
Micro Focus SARL
Tour Franklin, Defense 8
92042 Paris - La Defense Cedex
Tel:  (+33) 1 47 75 75 75
Fax:  (+33) 1 47 75 75 80

Spain
-----
Micro Focus S.A.
Corsega 541, 4a Planta
08025 Barcelona
Tel:  (+34) 3 435 70 01
Fax: (+34) 3 435 67 33

India
-----
Micro Focus (I) Pvt. Ltd.
47/6, M.G. Road
Mittal Towers, B-1217-19
Bangalore 560 001
Tel:  (+91) 80 559 2647
Fax: (+91) 80 551 1019

Italy
-----
Micro Focus Italia S.r.l.
Viale Erminio Spalla 41
00142 - Roma
Tel:  (+39) 6 5153930
Fax: (+39) 6 51956598

Australia
---------
Advanced Software Engineering Pty Ltd
Level 1, 1104-1108 Toorak Road,
Camberwell, Victoria 3124
Tel:  (+61) 3 809 0873
Fax:  (+61) 3 809 2832
                                                                               4

                       MICRO FOCUS(R)  FIRST HALF REPORT 1999
--------------------------------------------------------------------------------
                       FINANCIAL STATEMENTS (IN US FORMAT)


CONSOLIDATED STATEMENTS OF INCOME

 ...............................................................................................................................
                                                               Three months  Three months   Six months   Six months  Year ended
In thousands of US dollars (except per share data)                    ended         ended        ended        ended  January 31
                                                               July 31 1998  July 31 1997 July 31 1998  July 31 1997       1998
                                                                (unaudited)   (unaudited)  (unaudited)   (unaudited)
-------------------------------------------------------------------------------------------------------------------------------
Net revenue
    Product revenue                                                 $29,850      $23,898     $59,392       $41,790    $104,041
    Maintenance revenue                                              12,958       11,700      25,973        24,383      49,648
    Service revenue                                                   5,559        3,580      11,652         5,538      13,620
-------------------------------------------------------------------------------------------------------------------------------
Total net revenue                                                    48,367       39,178      97,017        71,711     167,309
-------------------------------------------------------------------------------------------------------------------------------
Cost of revenue
    Cost of product revenue                                           1,879        2,222       3,995         4,399      10,309
    Cost of maintenance revenue                                       3,972        3,000       7,410         5,823      12,055
    Cost of service revenue                                           4,759        3,392       9,002         5,702      14,538
-------------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                                10,610        8,614      20,407        15,924      36,902
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                         37,757       30,564      76,610        55,787     130,407
-------------------------------------------------------------------------------------------------------------------------------
Operating expenses
    Research and development                                          8,499        8,481      16,877        17,008      35,040
    Sales and marketing                                               18,237       15,392      37,454        27,379      62,214
    General and administrative                                         4,456        3,884       8,723         6,062      15,559
 ...............................................................................................................................
Total operating expenses                                             31,192       27,757      63,054        50,449     112,813
-------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                6,565        2,807      13,556         5,338      17,594
Interest income, net                                                  1,174        1,042       2,270         2,025       4,247
 ...............................................................................................................................
Income before income taxes                                            7,739        3,849      15,826         7,363      21,841
Income taxes                                                        (2,630)      (1,301)     (5,380)        (2,440)     (7,208)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                           $5,109       $2,548     $10,446         $4,923     $14,633
-------------------------------------------------------------------------------------------------------------------------------
Net income per share: basic                                           $0.06        $0.03       $0.13          $0.06       $0.19
Net income per ADS: basic                                             $0.32        $0.16       $0.65          $0.31       $0.93
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding: basic                 80,133       78,750      79,808         78,259      78,735
Shares converted to ADS equivalent                                   16,027       15,750      15,962         15,652      15,747
-------------------------------------------------------------------------------------------------------------------------------

Net income per share: diluted                                         $0.06        $0.03       $0.12         $0.06       $0.18
Net income per ADS: diluted                                           $0.31        $0.15       $0.62         $0.30       $0.89
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding: diluted               83,449       83,290      83,820        82,023      82,635
Shares converted to ADS equivalent                                   16,690       16,658      16,764        16,405      16,473
-------------------------------------------------------------------------------------------------------------------------------

Note:
Shares and per-share  data for all periods  presented  above reflect the 5-for-1 stock split of the Company's ordinary shares, which was  effective as of the close of business on March 13, 1998. The Company's ADSs did not split.  Instead, the  conversion  rights of such  ADSs  were  adjusted  such  that  each ADS now represents  five ordinary  shares. Per share  earnings are also shown on an ADS equivalent basis.


CONSOLIDATED STATEMENTS OF CASH FLOW

 ...............................................................................................................................
In thousands of US dollars                                                                  Six months  Six months  Year ended
                                                                                                 ended       ended  January 31
                                                                                               July 31     July 31        1998
                                                                                                  1998        1997
                                                                                           (unaudited) (unaudited)
-------------------------------------------------------------------------------------------------------------------------------
Operating activities
    Net income                                                                                 $10,446      $4,923     $14,633
    Adjustments to reconcile net income to cash provided by operations
       Depreciation of fixed assets                                                              4,166       3,756       7,706
       Amortization of software product assets and other intangibles                             6,851       6,241      14,107
       Changes in operating assets and liabilities                                                 857       (593)     (5,531)
       Other items                                                                                  25           -         207
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                       22,345      14,327      31,122
-------------------------------------------------------------------------------------------------------------------------------
Investing activities
    Purchases of property, plant and equipment, net of
       capital lease obligations incurred                                                      (5,463)     (5,278)    (13,782)
    Software product assets and other intangibles                                              (4,238)     (4,602)     (9,321)
    Acquisition of subsidiary, net of cash acquired                                            (4,451)     (3,424)     (3,437)
    Own shares                                                                                     335         710       1,190
    Disposal of property, plant and equipment                                                     (20)           -         570
    Available-for-sale securities                                                              (6,958)    (35,548)    (33,639)
 ...............................................................................................................................
Net cash (used) by investing activities                                                       (20,795)    (48,142)    (58,419)
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                        3,354       4,292       2,518
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                          (509)       (208)       (166)
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                                      4,395    (29,731)    (24,945)
Cash at beginning of period                                                                     48,174      73,119      73,119
-------------------------------------------------------------------------------------------------------------------------------
Cash at end of period                                                                          $52,569     $43,388     $48,174
-------------------------------------------------------------------------------------------------------------------------------

                       MICRO FOCUS(R)   FIRST HALF REPORT 1999
--------------------------------------------------------------------------------
                       FINANCIAL STATEMENTS (IN US FORMAT)


CONSOLIDATED BALANCE SHEETS


 ...............................................................................................................................
In thousands of US dollars                                                                     July 31  January 31     July 31
                                                                                                  1998                    1997
                                                                                            (unaudited)       1998  (unaudited)

-------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                                                  $52,569     $48,174     $43,388
    Short-term investments                                                                      43,274      36,316      35,444
    Accounts receivable, net                                                                    39,492      47,798      28,376
    Inventories                                                                                    448         519         683
    Prepaid expenses and other assets                                                            6,171       2,833       5,028
 ...............................................................................................................................
Total current assets                                                                           141,954     135,640     112,919
 ...............................................................................................................................
Fixed assets:
    Property, plant and equipment, net                                                          40,368      39,083      35,441
    Goodwill, net                                                                                8,646       5,346       6,315
    Software product assets, net                                                                18,866      20,328      21,986
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                  $209,834    $200,397    $176,661
-------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
    Bank loans                                                                                  $1,679      $1,652      $1,620
    Accounts payable                                                                             6,506       6,957       6,616
    Accrued employee compensation and commissions                                                8,010      12,383       8,029
    Income taxes payable                                                                        15,174      10,459       6,464
    Deferred revenue                                                                            27,134      32,848      32,088
    Other current liabilities                                                                   13,894      12,085       9,657
 ...............................................................................................................................
Total current liabilities                                                                       72,397      76,384      64,474
 ...............................................................................................................................
Long-term debt and other liabilities                                                                 -          20          22
Deferred income taxes                                                                            9,272       9,159       8,936
Shareholders' equity:
    Ordinary shares                                                                              2,669       2,508       2,467
    Additional paid-in capital and other reserves                                               36,586      33,362      31,903
    Unrealised gain on available-for-sale securities, net of tax                                    39          44          22
    Treasury stock  (note 5)                                                                   (7,434)     (7,769)     (8,249)
    Cumulative exchange (loss)                                                                 (3,160)     (2,330)     (2,208)
    Retained earnings (note 6)                                                                  99,465      89,019      79,294
-------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                     128,165     114,834     103,229
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                    $209,834    $200,397    $176,661
-------------------------------------------------------------------------------------------------------------------------------

NOTES

1.  BASIS OF PREPARATION

The basis of preparation of the financial information in this statement is set out on page 4.


2.  TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in currencies other than US dollars are translated at exchange rates ruling at the balance sheet date. Revenues, costs and expenses are translated using average rates. The relevant U.S. dollar to GB pound rates are as follows:

 ....................................................................
                                 July 31   January 31     July 31
                                    1998         1998        1997
--------------------------------------------------------------------
Closing rates:         $1=     GBP 0.610    GBP 0.610    GBP 0.613
Average rates (approx) $1=     GBP 0.606    GBP 0.610    GBP 0.649
--------------------------------------------------------------------


3.  RESEARCH AND DEVELOPMENT

Research and development costs are stated after  capitalizing  $4,757,000 (1998:
$4,602,000) of current costs as software product assets in compliance with SFAS 86 (the U.S. standard on accounting for software product costs) and after
charging   amortization  of software product assets amounting  to  $5,701,000
(1998: $6,241,000).


4.  DIVIDENDS

Following established Micro Focus policy the Directors do not intend to recommend payment of a dividend.


5.  TREASURY STOCK

Treasury stock represents shares held by an Employee Benefit Trust which has been formed to encourage ownership of Micro Focus shares by its employees. The shares are valued at cost.


6.  RETAINED EARNINGS

 ..............................................................
Six months ended July 31                     1998        1997
(in thousands of U.S. dollars)
--------------------------------------------------------------
Brought forward                           $86,689     $72,345
Net income for the period                  10,446       4,923
Currency translation                        (830)       (182)
--------------------------------------------------------------
                                          $96,305     $77,086
--------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  September 17, 1998          By:   /s/ Martin Waters
                                        ---------------------------------------
                                        Martin Waters
                                        President and Chief Executive Officer